Mark J. Wishner
Tel. 703.749.1352
Fax 703.749.1301
wishnerm@gtlaw.com

August 9, 2010

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation
Preliminary Information Statement
Filed July 29, 2010
File No. 000-51869

Dear Ms. Mills-Apenteng:

On behalf of SouthPeak Interactive Corporation (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated August 4, 2010 (the “Comment Letter”) regarding the above referenced Preliminary Information Statement (the “Information Statement”), we submit the following responses to the comments contained in the Comment Letter.  To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

General

1.
You state that Mr. Phillips and Ms. Mroz hold 33,901,746 shares of common stock and that their stockholdings represent approximately 51% of the total outstanding voting shares of your capital stock (consisting of common stock and Series A convertible preferred stock, on an as-converted basis), which amount you claim is sufficient to amend your charter. It is unclear how you reached this conclusion. In this regard, we note that your beneficial ownership table indicates that Mr. Phillips holds 18,945,906 common shares and that Ms. Mroz holds 3,214,459 common shares. You also indicate that in computing the number of shares beneficially owned, shares that are currently convertible are deemed outstanding. Thus, it would appear that your beneficial ownership table includes the shares of common stock underlying the Series A preferred stock. Please advise how you determined Mr. Phillips and Ms. Mroz hold 51% of the total outstanding voting shares of your capital stock. Your analysis in this regard should detail how many shares of Series A preferred stock are held by each of Mr. Phillips and Ms. Mroz and how you determined the 5,503,833 shares of Series A preferred stock are convertible into 5,720,567 shares of common stock.

Securities and Exchange Commission
August 9, 2010

The Information Statement states that “[t]he holders of 33,901,746 shares of common stock, including Terry Phillips, our Chairman, and Melanie Mroz, a Director and our President and Chief Executive Officer” have stockholdings representing “approximately 51% of the total outstanding voting shares of our capital stock (consisting of common stock and Series A convertible preferred stock, on an as-converted basis), which is sufficient to take action to amend our Charter” (emphasis added).

As is reflected in the beneficial ownership table (after taking into account the information included in the footnotes thereto), Mr. Phillips holds 16,625,720 shares of common stock and Ms. Mroz holds 3,181,126 shares of common stock.1 Neither Mr. Phillips nor Ms. Mroz holds any shares of Series A convertible preferred stock.  The remaining Consenting Stockholders (other than Mr. Phillips and Ms. Mroz) hold an aggregate of 14,094,900 shares of common stock and no shares of Series A convertible preferred stock.

Although it is the Company’s belief that the passage included in the Information Statement accurately communicates that Mr. Phillips and Ms. Mroz were only two of the Consenting Stockholders, the Company acknowledges the Staff’s comment and has revised the Amended Information Statement to underscore this fact as follows:

The fourth paragraph of the Information Statement has been replaced with the following:

Terry Phillips, our Chairman and the holder of 16,625,720 shares of common stock, Melanie Mroz, a Director, our President and Chief Executive Officer and the holder of 3,181,126 shares of common stock, along with the holders of an aggregate of 14,094,900 shares of common stock (collectively, the “Consenting Stockholders”), have delivered to the Company, a written consent, effective as of July 16, 2010 (the “Written Consent”), in favor of the Amendment. The stockholdings of the Consenting Stockholders total 33,901,746 shares of common stock and zero shares of Series A convertible preferred stock and represent approximately 51% of the total outstanding voting shares of our capital stock as of the date of the Written Consent (consisting of common stock and Series A convertible preferred stock, on an as-converted basis), which is sufficient to take action to amend our Charter. We do not intend to solicit any proxies or consents from any other stockholders in connection with these actions.

Amendment to Amended and Restated Certificate of Incorporation

Reasons for Approval of the Amendment, page 3

2.
We note that the Financing Securities are initially convertible or exercisable into a total of 25,522,042 shares of common stock and that you do not have sufficient shares of authorized but unissued common to provide for the conversion or exercise of the securities issued in connection with the Financing. Please advise us why you have not provided the information required by Items 11 and 13 of Schedule 14A, including, but not limited to, the financial information required by Item 13 of that Schedule, in connection with this Financing. See Note A to Schedule 14A.

1 We note that a footnote, indicating that Ms. Mroz’s beneficial holdings include 33,333 shares of common stock issuable upon exercise of options, was inadvertently omitted from the beneficial ownership table and planned for insertion in the definitive Information Statement.  Amendment No. 1 to the preliminary Information Statement includes an appropriate footnote.

Securities and Exchange Commission
August 9, 2010

The Information Statement includes the information required by Items 11a, 11b, and 11d of Schedule 14A.  The information required by Item 11a may be found in the first paragraph of the Notice.  The information required by 11b, which, in regard to this filing, is limited to a statement of the preemptive rights of the common stock being authorized, may be found in the last paragraph of the section entitled “Reasons for Approval of the Amendment.” The information required by 11d may be found in the first, second, and third paragraphs of the subsection entitled “Availability” (in the section entitled “Reasons for Approval of the Amendment”).  Although the transactions in which the securities are to be issued are described in the Information Statement (both with respect to the Company’s obligations to issue common stock under those securities existing prior to July 16, 2010 and the Plan, and with respect to the Financing Securities), the Company acknowledges the Staff’s comment and has revised the Information Statement to more explicitly address the requirements of Item 11c as follows:

The second paragraph of the subsection entitled “Availability” (in the section entitled “Reasons for Approval of the Amendment”) has been replaced with the following:

On the Record Date, we entered into a Securities Purchase Agreement, dated as of July 16, 2010, and described in the Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 22, 2010, (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, we sold to certain investors (the “Investors”), including Terry Phillips, our Chairman and one of the Consenting Stockholders, $5.5 million aggregate principal amount of senior secured convertible promissory notes, Series A warrants, and Series B warrants (collectively, the “Financing Securities”), each of which is, or may be in the future, convertible into or exercisable for common stock (the “Financing”).   In the Financing, we received gross proceeds of $5,000,000 in cash and cancelled a then outstanding $500,000 junior secured convertible note.  The proceeds that we received will be used for general working capital purposes.  The Financing Securities are initially convertible or exercisable into a total of 25,522,042 shares of common stock.  Pursuant to the Purchase Agreement, we agreed to authorize and reserve for issuance that number of shares of common stock which equals or exceeds 130% of the sum of the maximum number of shares issuable upon conversion of the Financing Securities.  The Company and the Investors agreed to consummate the Financing notwithstanding our inability (i) to reserve for issuance a sufficient number of shares of authorized, unissued and unreserved common stock upon the conversion or exercise of the Financing Securities, and (ii) to issue all of the shares of common stock that were issuable under those of our securities that were outstanding prior to the Record Date and that were convertible into or exercisable for common stock and pursuant to stock-based awards issuable under the Plan.  However, we agreed in the Purchase Agreement to prepare and file with the SEC this Information Statement, to distribute it to our stockholders, and to file the Amendment with the Secretary of State as soon as possible.

The Company omitted the information called for by Item 13 of Schedule 14A based on Instruction 1 to Item 13 of Schedule 14A, which states, “[n]otwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.”  Instruction 1 lists a number of instances in which the financial information called for in Item 13 would be deemed to be material, none of which is applicable to the Company and specifically states that “the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction” (emphasis added).

We have been authorized to acknowledge, on behalf of the Company, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to, disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Please do not hesitate to call me at (703) 749-1352 or Rico Vicencio at (703) 903-7530 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

Mark J. Wishner

Copies to:	Reba McDermott
Melanie Mroz
Terry Phillips